Free Writing Prospectus

Filed Pursuant to Rule 433

Registration Statement No. 333-267223

V2X, INC. ANNOUNCES SALE OF 2.25 million SHARES OF COMMON STOCK IN SECONDARY OFFERING BY Vertex Aerospace

RESTON, Va., November 12, 2025 /PRNewswire/ - V2X, Inc. (NYSE:VVX) (“V2X”), a leading provider of global mission solutions, announced today the sale of 2.25 million shares of its common stock on an underwritten basis by Vertex Aerospace Holdco LLC (“Vertex Aerospace”). V2X is not selling any shares of common stock in the offering, and V2X will not receive any proceeds from the offering by Vertex Aerospace. The offering is expected to close on or about November 13, 2025, subject to customary closing conditions.

RBC Capital Markets is acting as the sole underwriter for the offering. RBC Capital Markets proposes to offer the shares of common stock from time to time to purchasers directly or through agents, or through brokers in brokerage transactions on the New York Stock Exchange, or to dealers in negotiated transactions or in a combination of such methods of sale, at a fixed price or prices, which may be changed, or at market prices prevailing at the time of sale, at prices related to such prevailing market prices or at negotiated prices.

Subject to the closing of the offering, V2X has agreed to purchase from the underwriter 363,638 of the shares of V2X’s common stock that are subject to the offering at a price per share of common stock equal to the price to be paid to Vertex Aerospace by RBC Capital Markets. V2X intends to fund the repurchase of its common stock with cash on hand.

Following the offering and the repurchase, Vertex Aerospace will continue to beneficially own 6,217,286 shares, or approximately 19.9%, of V2X’s outstanding common stock after giving effect to the offering, including V2X’s repurchase of shares of its common stock. In accordance with the Shareholders Agreement among V2X, Vertex Aerospace and certain affiliates of Vertex Aerospace (the “Shareholders Agreement”), upon the closing of the offering, the Shareholders Agreement will automatically terminate, and consequently Vertex Aerospace will no longer have the right to designate (a) any nominee for election to the Board of Directors of V2X or (b) any director to serve on any committee of the Board of Directors of V2X. Upon the closing of the offering, the remaining directors affiliated with Vertex Aerospace will resign.

A registration statement on Form S-3 (File No. 333-267223) relating to the shares of common stock of V2X to be sold in the offering was declared effective by the Securities and Exchange Commission (the “SEC”) on September 12, 2022 and the offering may only be made by means of the written prospectus contained therein. Before you invest, you should read the prospectus in that registration statement and the other documents V2X has filed with the SEC for more complete information about V2X and this offering. You may get these documents for free by visiting EDGAR on the SEC’s website at www.sec.gov. Alternatively, RBC Capital Markets will arrange to send you the prospectus if you request it by writing RBC Capital Markets, LLC, 200 Vesey Street, 8th Floor, New York, NY 10281, Attention: Equity Capital Markets, Facsimile: (212) 428-6260.

This press release shall not constitute an offer to sell or a solicitation of an offer to buy nor shall there be any sale of these securities in any state or jurisdiction in which such offer, solicitation or sale would be unlawful prior to registration or qualification under the securities laws of any such state or jurisdiction.

Cautionary Note Regarding Forward-Looking Statements

This press release contains forward-looking statements within the meaning of Section 21E of the Securities Exchange Act of 1934, as amended, and Section 27A of the Securities Act of 1933, as amended, and the Private Securities Litigation Reform Act of 1995 and, as such, may involve risks and uncertainties. All statements included in this press release, other than statements that are purely historical, are forward-looking statements. Forward-looking statements include statements about the offering, the changes in Vertex Aerospace’s rights under the Shareholders Agreement and V2X’s repurchase of shares of its common stock as part of this offering, which generally can be identified by the use of forward-looking terminology such as “may,” “will,” “expect,” “intend,” “estimate,” “anticipate,” “believe,” “could,” “potential,” “continue” or similar terminology. These statements are based on the beliefs and assumptions of our management based on information currently available to management. Forward-looking statements are not guarantees of future performance and are subject to risks and uncertainties that could cause actual results to differ materially from the results contemplated by the forward-looking statements.

These risks and uncertainties include, but are not limited to: V2X’s ability to submit proposals for and/or win all potential opportunities in their pipeline; V2X’s ability to retain and renew existing contracts; V2X’s ability to compete with other companies in their market; security breaches, cyber-attacks or cyber intrusions, and other disruptions to their information technology and operation; their mix of cost-plus, cost-reimbursable, firm-fixed-price and time-and-materials contracts; maintaining their reputation and relationship with the U.S. government; protests of new awards; economic, political and social conditions in the countries in which they conduct their businesses; changes in U.S. or international government defense budgets, including potential changes from the U.S. president and administration and impacts from the current U.S. government shutdown; government regulations and compliance therewith, including changes to the Department of War’s procurement process; changes in technology; V2X’s ability to protect their intellectual property rights; governmental investigations, reviews, audits and cost adjustments; contingencies related to actual or alleged environmental contamination, claims and concerns; delays in completion of the U.S. government budget; V2X’s success in extending, deepening, and enhancing their technical capabilities; V2X’s success in expanding their geographic footprint or broadening their customer base; V2X’s ability to realize the full amounts reflected in their backlog; impairment of goodwill; misconduct of V2X’s employees, subcontractors, agents, prime contractors and business partners; V2X’s ability to control costs; V2X’s level of indebtedness; terms of V2X’s credit agreements; inflation and interest rate risk; geopolitical risk, including as a result of recent global hostilities and tariffs; V2X’s subcontractors' performance; economic and capital markets conditions; V2X’s ability to maintain safe work sites and equipment; V2X’s ability to retain and recruit qualified personnel; V2X’s ability to maintain good relationships with their workforce and unions; V2X’s teaming relationships with other contractors; changes in V2X’s accounting estimates; the adequacy of V2X’s insurance coverage; volatility in V2X’s stock price; changes in V2X’s tax provisions or exposure to additional income tax liabilities; risks and uncertainties relating to integrating and refining internal control systems, including enterprise resource planning and business systems, post-merger; changes in generally accepted accounting principles; and other factors, including those described under the heading “Risk Factors” in V2X’s Annual Report on Form 10-K for the year ended December 31, 2024 filed with the SEC and in the prospectus related to the offering that V2X will file with the SEC. V2X undertakes no obligation to update any forward-looking statements, whether as a result of new information, future events or otherwise, except as required by law.

V2X, Inc.
Mike Smith
Vice President, Treasury, Corporate Development and Investor Relations
1-719-637-5773
IR@goV2X.com